Exhibit 99.1

Seagen and LAVA Therapeutics Announce Exclusive Worldwide License Agreement to Advance LAVA-1223, a Preclinical Gamma Delta Bispecific T Cell Engager for EGFR-Expressing Solid Tumors

●Seagen to Develop and Commercialize LAVA-1223, a Bispecific T Cell Engager Designed to Target and Activate Vg9Vd2 (Gamma Delta) T Cells in the Presence of EGFR-Expressing Solid Tumors –

●LAVA to Receive Upfront Payment of $50 Million, With Potential for Milestones of up to Approximately $650 Million and Royalties –

●Seagen also has an Option to Nominate up to Two Additional Tumor Targets for Bispecifics using LAVA’s Proprietary Gammabody™ Platform –

BOTHELL, Wash. and UTRECHT, The Netherlands and PHILADELPHIA, Sept. 26, 2022 (GLOBE NEWSWIRE) -- Seagen Inc. (Nasdaq: SGEN), a world leader and pioneer in antibody-drug conjugate (ADC) therapies, and LAVA Therapeutics N.V. (Nasdaq: LVTX), a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody™ platform of bispecific gamma delta T cell engagers, today announced an exclusive license agreement in which Seagen will work to develop, manufacture and commercialize LAVA-1223. LAVA-1223 is an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody™ technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors.

Under the terms of the agreement, Seagen will receive an exclusive global license for LAVA-1223 and pay LAVA $50 million upfront; up to approximately $650 million in potential development, regulatory and commercial milestones; and royalties ranging from the single digits to the mid-teens on future sales. The agreement also provides Seagen with the opportunity to exclusively negotiate rights to apply LAVA's proprietary Gammabody™ platform on up to two additional tumor targets.

“Seagen is committed to driving innovation to improve the lives of people with cancer, and this agreement represents the company’s entry into a novel class of therapeutics that are designed to overcome the challenges of standard T cell engagers by leveraging the activity of a distinct T cell subset,” said Roger Dansey, M.D., interim CEO and Chief Medical Officer, Seagen. “This exclusive license from LAVA provides Seagen with the opportunity to harness its expertise in developing first-in-class targeted cancer therapies, along with the company’s global development and commercialization capabilities.”

LAVA-1223 employs a targeted approach that is designed to amplify natural tumor recognition by directing gamma delta T cells to the EGFR+ tumor to kill target cells and trigger immune activation while minimizing impact to normal antigen-expressing tissue. Activating the adaptive immune system with this approach has the potential to provide durable immune responses with the possibility of enhancing patient survival.

“LAVA is pioneering the development of gamma delta bispecific antibodies to treat cancer, and we are pleased to work with Seagen in this pursuit. The combination of LAVA’s proprietary Gammabody platform and deep bispecific expertise, with Seagen’s leadership in developing targeted therapies for cancer and commercialization infrastructure, makes this an ideal partnership to advance novel therapies for patients,” said Stephen Hurly, President and Chief Executive Officer of LAVA Therapeutics. “This agreement enables LAVA to further validate its platform in a second solid tumor product candidate, bringing us closer toward our goal of generating effective Gammabody medicines for cancer patients. We look forward to working with Seagen to develop potential next generation cancer treatments.”

About LAVA-1223

LAVA-1223 is a potential first-in-class therapy designed specifically to target and activate Vg9Vd2 (gamma delta) T cells in the presence of epidermal growth factor receptor (EGFR)-expressing tumor cells. EGFR is a well-validated target that is over-expressed in multiple solid tumor types including colorectal cancer, lung cancer and head and neck cancer.

About Seagen

Seagen is a global biotechnology company that discovers, develops and commercializes transformative cancer medicines to make a meaningful difference in people’s lives. Seagen is headquartered in the Seattle, Washington area, and has locations in California, Canada, Switzerland and the European Union. For more information on our marketed products and robust pipeline, visit www.seagen.com and follow @SeagenGlobal on Twitter.

About LAVA Therapeutics

LAVA Therapeutics N.V. is a clinical-stage immuno-oncology company utilizing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma delta T cell engagers for the potential treatment of solid and hematological malignancies. The Company utilizes bispecific antibodies engineered to selectively kill cancer cells by triggering Vg9Vd2 (Vgamma9 Vdelta2) T cell antitumor effector functions upon cross-linking to tumor-associated antigens. For more information, please visit www.lavatherapeutics.com, and follow us on LinkedIn, Twitter and YouTube.

Seagen Forward-Looking Statements

Certain statements made in this press release are forward-looking, such as those, among others, relating to the therapeutic potential of LAVA-1223 and the Gammabody™ platform, including possible efficacy, safety and therapeutic uses, as well as clinical development plans.

Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, the possibility that clinical trials may fail to establish sufficient efficacy; that adverse events or safety signals may occur; that adverse regulatory actions or other setbacks could occur in clinical trials even after promising results in earlier clinical trials or preclinical studies; that setbacks in development could occur as a result of the difficulty and uncertainty of pharmaceutical product development; and other factors. More information about the risks and uncertainties faced by Seagen is contained under the caption “Risk Factors” included in the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the Securities and Exchange Commission. Seagen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

LAVA’s Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the company’s anticipated growth and clinical development plans, including the timing of clinical trials. Words such as “anticipate,” “believe,” “could,” “will,” “may,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on LAVA’s expectations and assumptions as of the date of this press release and are subject to various risks and uncertainties that may cause actual results to differ materially from these forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements about the preclinical data, clinical development and scope of clinical trials, and the potential use of our product candidates to treat various tumor targets. Many factors, risks and uncertainties may cause differences between current expectations and actual results including, among other things, the timing and results of our research and development programs and preclinical and clinical trials, our ability to obtain regulatory approval for and commercialize our product candidates, our ability to leverage our initial programs to develop additional product candidates using our Gammabody™ platform, and the failure of LAVA’s collaborators to support or advance collaborations or our product candidates. The COVID-19 pandemic may disrupt our business and that of the third parties on which we depend, including delaying or otherwise disrupting our clinical trials and preclinical studies, manufacturing and supply chain, or impairing employee productivity. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine. LAVA assumes no obligation to update any forward- looking statements contained herein to reflect any change in expectations, even as new information becomes available.

CONTACTS

Seagen Contact:

For Media David Caouette 310-430-3476

dcaouette@seagen.com

For Investors Douglas Maffei, Ph.D. 425-527-4881

dmaffei@seagen.com

LAVA Contact:

For Investors:

ir@lavatherapeutics.com

For IR/Media Argot Partners 212-600-1902

lava@argotpartners.com